Mail Stop 4561

February 16, 2007

Mr. R. Jerry Giles
Senior Vice President and Chief Financial Officer
Community Financial Corporation
38 North Central Avenue
Staunton, VA 24401

>   **Re: Community Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2006**
>   **Filed June 26, 2006**
>   **File No. 0-18265**

Dear Mr. Giles:

We have reviewed your response dated February 6, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Note 2 – Securities, page 60

1.   We note your response to our comment letter dated January 18, 2007. Please tell us the following with respect to your investments in Freddie Mac and Fannie Mae non-cumulative preferred stock that remained in an unrealized loss position as of December 31, 2006:

- the duration of continuous unrealized losses for each security in an unrealized loss position as of December 31, 2006;
- the severity of impairment for each security for each annual period for which the security was in a continuous unrealized loss position;
- how specifically you considered the length of time and extent to which the market value has been less than cost;
- how you define "temporary" with respect to deviations in the security's historical relationship with the ten-year Treasury;

- how you determine that an inconsistency between the security's historical relationship with the ten-year Treasury is attributable to a "temporary deviation;"
- how you considered the nature of the issuance terms, specifically whether the security has a variable or fixed dividend rate;
- the reasons why the FRE-K preferred stock has a significantly different relationship with the ten year treasury rate compared to the other preferred stock investments held;
- how the correlation between each security's market value and interest rates has compared to your expectations and estimates;
- your estimate of the time period considered in evaluating your intent and ability to retain the investment to allow for anticipated recovery in market value, including the specific forecasted estimate of when the security's market value should equal or exceed your cost basis; and
- how you considered that as the forecasted market price recovery period lengthens, the uncertainties inherent in management's estimate increase, which impacts the reliability of that estimate.

Please refer to FSP 115-1 and SAB Topic 5.M. In addition, consider the guidance in Section II.H(1) of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance available on our web-site at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief